Prospectus
----------

                                    [LOGO]
                                2,954,816 SHARES

                           MERRILL LYNCH & CO., INC.

                                  COMMON STOCK


     o The Chase Manhattan Bank holds shares of our common stock as custodian to fund distributions to be made on certain of our employee bonus plans. By this prospectus, we are offering from time to time up to 2,954,816 of our common stock held by The Chase Manhattan Bank as custodian.

     o We will offer the shares of common stock from time to time at market prices prevailing at the time of the sales or at negotiated prices.

     o The common stock is listed on the New York Stock Exchange, Chicago Stock Exchange, Pacific Exchange, Paris Bourse, London Stock Exchange and Tokyo Stock Exchange under the trading symbol "MER".

     o    You should read this prospectus carefully before you invest.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




                               -----------------
                              MERRILL LYNCH & CO.
                               -----------------


                The date of this prospectus is January 28, 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Merrill Lynch & Co., Inc. ...................................................3

USE OF PROCEEDS .............................................................4

MARKET PRICES AND DIVIDEND POLICY............................................4

DESCRIPTION OF COMMON STOCK..................................................5

PLAN OF DISTRIBUTION.........................................................8

WHERE YOU CAN FIND MORE INFORMATION..........................................9

INCORPORATION OF INFORMATION WE FILE WITH THE SEC............................9

VALIDITY....................................................................10

EXPERTS.....................................................................10

                           MERRILL LYNCH & CO., INC.

     We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

     o securities brokerage, trading and underwriting;

     o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

     o asset management and other investment advisory and recordkeeping services;

     o trading and brokerage of swaps, options, forwards, futures and other derivatives;

     o securities clearance services;

     o equity, debt and economic research;

     o banking, trust and lending services, including mortgage lending and related services; and

     o insurance sales and underwriting services.

     We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

     Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is
(212) 449-1000.

     If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

     In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of all the securities offered under this prospectus.

                                USE OF PROCEEDS

         The shares offered by this prospectus are held by The Chase Manhattan Bank, as custodian for distribution under employee stock bonus plans of ML&Co. These plans provide that certain key employees of ML&Co. or its subsidiaries may from time to time, and, in some cases, after the performance of specified objectives, receive compensation in the form of common stock and/or cash payments. The custodial agreement provides that ML&Co. will notify the custodian to make these distributions. The majority of the proceeds from the sale of the shares that may be offered by this prospectus will fund the satisfaction of obligations under the plans and any remaining amounts will be used for general corporate purposes.

                       MARKET PRICES AND DIVIDEND POLICY

         The common stock is listed and principally traded on the NYSE under the symbol "MER". The common stock is also listed on certain other Untied States and foreign stock exchanges. There were approximately 18,963 registered holders of the common stock as of December 31, 1999. The table below sets forth the high and low sales prices of the common stock as reported for NYSE Composite Transactions and the quarterly cash dividends declared per share of the common stock during the periods indicated. The common stock prices and dividends reflect the retroactive effect of a two-for-one stock split, effected in the form of a 100% stock dividend, paid on May 30, 1997.




                                                                                                     CASH DIVIDENDS
                                                                          PRICE RANGE                   DECLARED
                                                                     LOW               HIGH
         1995
             First Quarter.............................         $ 17 5/16          $ 22 1/2                $ .115
             Second Quarter............................           21 5/16            26 5/8                  .130
             Third Quarter.............................           25 15/16           31 7/8                  .130
             Fourth Quarter............................           24 15/16           32 3/8                  .130
         1996
             First Quarter.............................         $ 24 11/16         $ 31 1/4                $.130
             Second Quarter............................           28 1/8             34 1/16                 .150
             Third Quarter.............................           27 1/8             33 3/8                  .150
             Fourth Quarter............................           32 9/16            42 9/16                 .150
         1997
             First Quarter.............................         $ 39 1/4           $ 52                    $ 150
             Second Quarter............................           42 1/16            63 7/8                  .200
             Third Quarter.............................           59 11/16           73 7/16                 .200
             Fourth Quarter............................           61 1/4             78 3/16                 .200
         1998
             First Quarter.............................         $ 60 7/16          $ 87 1/2                $.200
             Second Quarter............................           82 1/4             100                     .240
             Third Quarter.............................           51 1/2             109 1/4                 .240
             Fourth Quarter............................           35 3/4             80                      .240
         1999
             First Quarter.............................         $ 65 5/8           $ 94 1/2                $.240
             Second Quarter............................           66 1/6             102 1/2                 .270
             Third Quarter.............................           62                 81 7/16                 .270
             Fourth Quarter ...........................           62 3/8             88 7/16                 .270



     On January 27, 2000, the last sale price per share of the common stock on the NYSE was $88 1/4 per share.

     The Board of Directors of ML&Co. presently intends to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends will be determined by the Board of Directors in its sole discretion. The Board of Directors' decisions concerning the declaration and payment of future dividends will depend upon the earnings, financial condition and capital needs of ML&Co. and other factors which the Board of Directors deems relevant.


                          DESCRIPTION OF COMMON STOCK

     The following description sets forth the general terms of common stock which ML&Co. may issue. The description set forth below is subject to, and is qualified in its entirety by reference to, ML&Co.'s restated certificate of incorporation which is filed as an exhibit to the registration statement.

TERMS OF THE COMMON STOCK

     Under ML&Co.'s restated certificate of incorporation, ML&Co. is authorized to issue up to 1,000,000,000 shares of common stock, par value $1.331/3 per share. As of December 31, 1999, there were 367,763,388 shares of common stock. The common stock is traded on the NYSE under the symbol "MER" and also on the Chicago Stock Exchange, the Pacific Exchange, the Paris Bourse, the London Stock Exchange and the Tokyo Stock Exchange.

     The common stock will be fully paid and nonassessable. Holders of the common stock will have no preemptive rights to subscribe for any additional securities which may be issued by ML&Co. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that has been issued and may be issued in the future.

     In connection with the acquisition of Midland Walwyn Inc. by ML&Co. in August 1998, ML&Co. issued a single share of preferred stock with special voting rights (the "Special Voting Share"), under the terms of a Voting and Exchange Trust Agreement entered into by Merrill Lynch & Co., Canada Ltd. ("ML Canada"), ML&Co. and Montreal Trust Company of Canada, as trustee . The Special Voting Share possesses a number of votes equal to the number of exchangeable shares of ML Canada (the "Exchangeable Shares") issued and outstanding from time to time that are not owned by ML&Co. or its affiliates, which votes may be exercised for the election of directors and on all other matters submitted to a vote of ML&Co.'s stockholders. As of January 12, 2000 there were 4,008,149 Exchangeable Shares outstanding. The holders of ML&Co.'s common stock and the holder of the Special Voting Share vote together as a class on all matters.

     As of November 26, 1999, there were 42,500 shares of 9% Preferred Stock represented by 17,000,000 depositary shares and one Special Voting Share outstanding. The 9% Preferred Stock has preference over ML&Co.'s common stock and the Series A junior preferred stock issuable under the Rights Plan described under "Description of Common Stock" with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of ML&Co. Holders of the 9% Preferred Stock do not have any preemptive rights to subscribe for any additional securities which may be issued by ML&Co. The Board of Directors of ML&Co. may issue additional shares of preferred stock to obtain additional financing, in connection with acquisitions, to officers, directors and employees of ML&Co. and its subsidiaries pursuant to benefit plans or otherwise and for other proper corporate purposes.

     ML&Co. is the principal transfer agent for the common stock.

     Because ML&Co. is a holding company, its rights, and the rights of holders of its securities, including the holders of common stock, to participate in the distribution of assets of any subsidiary of ML&Co. upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors and preferred stockholders, except to the extent ML&Co. may itself be a creditor with recognized claims against the subsidiary or a holder of preferred stock of the subsidiary.

DIVIDENDS

     ML&Co. may pay dividends on the common stock out of funds legally available for the payment of dividends as, if and when declared by the Board of Directors of ML&Co. or a duly authorized committee of the Board of Directors.

     As of the date of this prospectus, subsidiaries of ML&Co. have issued $2.673 billion of perpetual Trust Originated Preferred Securities(SM) ("TOPrS"). In connection with the issuance of the TOPrS, ML&Co. has agreed, among other things, that if full distributions on the TOPrS have not been paid or set apart for payment or ML&Co. is in default of its related guarantee obligations, ML&Co., with certain exceptions, will not declare or pay dividends, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of its capital stock, including the common stock.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution, or winding up of ML&Co., the holders of its common stock will be entitled to receive, after payment of all of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, all of the remaining assets of ML&Co.

VOTING RIGHTS

     Except as pertaining to Preferred Stock, the holders of the common stock currently possess exclusive voting rights in ML&Co. The Board of Directors of ML&Co. may, however, give voting power to any preferred stock which may be issued in the future. Each holder of common stock is entitled to one vote per share with respect to all matters. There is no cumulative voting in the election of directors. Actions requiring approval of stockholders generally require approval by a majority vote of outstanding shares.

         The Board of Directors of ML&Co. is currently comprised of 12 directors, divided into three classes, the precise number of members to be fixed from time to time by the Board of Directors. The directors of the class elected at each annual election hold office for a term of three years, with the term of each class expiring at successive annual meetings of stockholders.

RIGHTS TO PURCHASE SERIES A JUNIOR PREFERRED STOCK

         Under the Amended and Restated Rights Agreement, adopted on December 2, 1997 (the "Rights Agreement"), preferred purchase rights were distributed to holders of common stock. The preferred purchase rights are attached to each outstanding share of common stock and will attach to all subsequently issued shares, including the common stock offered by ML&Co. hereby. The preferred purchase rights entitle the holder to purchase fractions of a share ("Units") of Series A junior preferred stock at an exercise price of $300 per Unit, subject to adjustment from time to time as provided in the Rights Agreement. The exercise price and the number of Units issuable are subject to adjustment to prevent dilution.

     The preferred purchase rights will separate from the common stock ten days following the earlier of:

     o an announcement of an acquisition by a person or group of 15% or more of the outstanding common stock of ML&Co. or

     o the commencement of a tender or exchange offer for 15% or more of the shares of common stock of ML&Co. outstanding.

     If, after the preferred purchase rights have separated from the common stock,

     o ML&Co. is the surviving corporation in a merger with an acquiring party,

     o a person becomes the beneficial owner of 15% or more of the common stock,

     o an acquiring party engages in one or more defined "self-dealing" transactions, or

     o an event occurs which results in the acquiring party's ownership interest being increased by more than 1%,

then, in each case, each holder of a preferred purchase right will have the right to purchase Units of Series A junior preferred stock having a value equal to two times the exercise price of the preferred purchase right. In addition, preferred purchase rights held by or transferred in certain circumstances by an acquiring party may immediately become void.

     In the event that, at any time,

     o ML&Co. is acquired in a merger or other business combination transaction and ML&Co. is not the surviving corporation,

     o any person consolidates or merges with ML&Co. and all or part of ML&Co.'s common stock is converted or exchanged for securities, cash or property of any other person, or

     o 50% or more of ML&Co.'s assets or earning power is sold or transferred,

each holder of a right will have the right to purchase common stock of the acquiring party having a value equal to two times the exercise price of the preferred purchase right.

     The preferred purchase rights expire on December 2, 2007. The preferred purchase rights are redeemable at the option of a majority of the independent directors of ML&Co. at $.01 per right at any time until the tenth day following an announcement of the acquisition of 15% or more of the common stock.

     The foregoing provisions of the Rights Agreement may have the effect of delaying, deferring or preventing a change in control of ML&Co.

     The certificate of designations of the Series A junior preferred stock provides that the holders of Units of the Series A junior preferred stock will be entitled to receive quarterly dividends in an amount to be determined in accordance with the formula set forth in the certificate of designations. These dividend rights are cumulative. The Series A junior preferred stock rank junior in right of payment of dividends to the 9% Preferred Stock and to all other preferred stock issued by ML&Co., unless the terms of any other preferred stock provide otherwise. The holders of Units of the Series A junior preferred stock will have one vote per Unit on all matters submitted to the stockholders of ML&Co., subject to adjustment. If at any time dividends on any Units of the Series A junior preferred stock are in arrears for a number of periods, whether or not consecutive, which in the aggregate is equivalent to six calendar quarters, then during that period of default, the holders of all Units, voting separately as a class, will have the right to elect two directors to the Board of Directors of ML&Co. Additionally, whenever quarterly dividends or other dividends or distributions payable on the Series A junior preferred stock are in arrears, ML&Co. shall not, among other things, declare or pay dividends on or make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares or capital stock of ML&Co. which ranks junior in right of payment to the Series A junior preferred stock, including the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of ML&Co., the holders of outstanding Units of the Series A junior preferred stock will be entitled to receive a distribution in an amount to be determined in accordance with the formula set forth in the certificate of designations before the payment of any distribution to the holders of common stock. The Units of Series A junior preferred stock are not redeemable. As of the date of this prospectus, there are no shares of Series A junior preferred stock outstanding.

MATERIAL CHARTER PROVISIONS

     ML&Co.'s restated certificate of incorporation provides that, except under specified circumstances, ML&Co. may not merge or consolidate with any one or more corporations, joint-stock associations or non-stock corporations; sell, lease or exchange all or substantially all of its property and assets or dissolve without the affirmative vote of two-thirds of the entire Board of Directors of ML&Co. and the holders of a majority of the outstanding shares of common stock entitled to vote. Additionally, ML&Co.'s restated certificate of incorporation provides that specified business combinations involving ML&Co. and an interested stockholder or an affiliate or associate of that stockholder must be approved by 80% of the voting power of the outstanding shares of capital stock of ML&Co. entitled to vote generally in the election of directors. The vote of 80% of the voting power of the voting stock referred to in the immediately preceding sentence is required for amendment of these provisions. ML&Co.'s restated certificate of incorporation also provides that only the Board of Directors of ML&Co. has the authority to call special stockholder meetings.

     The foregoing provisions of ML&Co.'s restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control of ML&Co.


                              PLAN OF DISTRIBUTION

     The Chase Manhattan Bank, as custodian, will sell the shares by means of ordinary broker's transactions or block transactions, which may involve crosses, on the NYSE or any other exchange on which the common stock of ML&Co. is listed from time to time, in the over-the-counter market or in private sales, at market prices prevailing at the time of these sales or at negotiated prices. Our affiliate, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), will act as exclusive sales agent for these sales. When the shares are sold on an exchange, in the over-the-counter market or in private transactions, The Chase Manhattan Bank, as custodian, will pay MLPF&S a negotiated commission not to exceed the usual and customary brokerage commissions for these transactions. We have agreed to indemnify MLPF&S against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments MLPF&S may be required to make.

     MLPF&S may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. In addition, any profits realized by MLPF&S may be deemed to be underwriting commissions. The distribution of the shares by MLPF&S will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc.

     In connection with resales and redistributions, the following information will, to the extent then required, be provided in the applicable prospectus supplement: the number of shares to be sold, the purchase price, the public offering price, if applicable, and any applicable underwriting commissions, discounts or other items constituting underwriting compensation with respect to the particular sale or distribution.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed a registration statement on Form S-3 with the SEC covering the common stock and other securities. For further information on ML&Co. and the common stock, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.


               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to incorporate by reference the information we file with them, which means:

     o incorporated documents are considered part of the prospectus;

     o we can disclose important information to you by referring you to those documents; and

     o information that we file with the SEC will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

     o annual report on Form 10-K for the year ended December 25, 1998;

     o quarterly reports on Form 10-Q for the periods ended March 26, 1999, June 25, 1999 and September 24, 1999; and

     o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22, 1999,
       February 23, 1999, March 26, 1999, April 13, 1999, April 19, 1999,
       May 26, 1999, May 28, 1999, May 28, 1999, June 1, 1999, June 25,
       1999, July 12, 1999, July 13, 1999, July 21, 1999, August 4, 1999,
       August 4, 1999, September 20, 1999, October 12, 1999, October 27, 1999, December 22, 1999, December 22, 1999 and January 25, 2000.

     We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed or after the date of this initial registration statement and before the effectiveness of the registration statement:

     o reports filed under Sections 13(a) and (c) of the Exchange Act;

     o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

     o any reports filed under Section 15(d) of the Exchange Act.

     You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

     You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 222 Broadway, 17th Floor, New York, New York 10038, Telephone: (212) 670-0425.


                                    VALIDITY

     The validity of the common stock will be passed upon for ML&Co. and for the underwriter by Brown & Wood LLP, New York, New York.


                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q of the Company which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act , for any such report on unaudited interim financial information because any such report is not a "report " or a "part" of the registration statement prepared or certified by an accountant within the meaning of sections 7 and 11 of the Securities Act.

===============================================================================





                                    [LOGO]

                                2,954,816 SHARES



                           MERRILL LYNCH & CO., INC.



                                 COMMON STOCK





                                 --------------

                                   PROSPECTUS

                                 --------------





                               MERRILL LYNCH & CO.





                                JANUARY 28, 2000





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